UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28937 / September 30, 2009

_____

In the Matter of   :
                                                                                                          :
ALPINE GLOBAL DYNAMIC DIVIDEND FUND   :
ALPINE TOTAL DYNAMIC DIVIDEND FUND   :
ALPINE GLOBAL PREMIER PROPERTIES FUND   :
ALPINE WOODS CAPITAL INVESTORS, LLC   :
2500 Westchester Avenue, Suite 215   :
Purchase, New York 10577   :
                                                                                                          :
(812-13630)   :
                                                                                                          :
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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Alpine Global Dynamic Dividend Fund, Alpine Total Dynamic Dividend Fund, Alpine Global
Premier Properties Fund ("Funds") and Alpine Woods Capital Investors, LLC filed an
application on February 4, 2009, and amendments to the application on July 31, 2009 and
September 1, 2009, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The
order permits the Funds to make periodic distributions of long-term capital gains with respect to
their outstanding common shares as frequently as twelve times each year, and as frequently as
distributions are specified by or in accordance with the terms of any outstanding preferred shares
that such Funds may issue.

On September 4, 2009, a notice of the filing of the application was issued (Investment Company
Act Release No. 28897). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Alpine Global Dynamic Dividend Fund, Alpine Total Dynamic Dividend Fund, Alpine Global Premier Properties Fund and Alpine Woods Capital Investors, LLC is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary